UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) August 20, 2020

PROTEOSTASIS THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37695	20-8436652
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

80 Guest Street, Suite 500 Boston, MA		02135
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 225-0096

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.001 per share	PTI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01 Entry into a Material Definitive Agreement.

On August 22, 2020, Proteostasis Therapeutics, Inc. (“PTI”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity”), Yumanity Holdings, LLC, a Delaware limited liability company (“Holdings) and Pangolin Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of PTI (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by PTI’s stockholders and Yumanity’s stockholders and the consolidation of Yumanity and Holdings prior to the closing of the transaction, Merger Sub will be merged with and into Yumanity (the “Merger”), with Yumanity surviving the Merger as a wholly-owned subsidiary of PTI. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (i) each share of Yumanity common stock outstanding immediately prior to the Effective Time (excluding shares held by PTI, Merger Sub or Yumanity and dissenting shares) will be converted solely into the right to receive a number of shares of PTI’s common stock (the “Shares”) equal to the exchange ratio described below, (ii) each outstanding Yumanity stock option will be assumed by PTI, and (iii) each outstanding Yumanity warrant will be assumed by PTI.

Under the exchange ratio formula in the Merger Agreement, the former Yumanity stockholders immediately before the Merger are expected to own approximately 67.5% of the outstanding capital stock of PTI, and the stockholders of PTI immediately before the Merger are expected to own approximately 32.5% of the outstanding capital stock of PTI, subject to certain assumptions. The exchange ratio formula is based on the fully diluted capitalization of the parties as of closing and includes Yumanity’s outstanding stock options and warrants and PTI’s outstanding stock options and restricted stock units.

Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted upward or downward based on whether PTI has net cash above or below $35.0 million at the closing of the Merger (the “Closing”), with a proportionate adjustment to the ownership percentages except that each $1.00 by which net cash is below $32.5 million will result in $2.00 of adjustment.

Following the Closing, Richard Peters will serve as PTI’s Chief Executive Officer. Additionally, following the Closing, the board of directors of PTI (the “PTI Board”) will consist of nine (9) directors, including two (2) directors to be designated by the current board of directors of PTI and consented to by Yumanity.

The Merger Agreement contains customary representations, warranties and covenants made by PTI and Yumanity, including covenants relating to obtaining the requisite approvals of the stockholders of PTI and Yumanity, indemnification of directors and officers, PTI’s and Yumanity’s conduct of their respective businesses between the date of signing of the Merger Agreement and the Closing.

In connection with the Merger, PTI will prepare and file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “S-4 Registration Statement”) that will contain a prospectus and a proxy statement, and will seek the approval of PTI’s stockholders with respect to certain actions, including the following (collectively, the “PTI Stockholder Proposals”):

(i)	the issuance of the Shares to Yumanity’s stockholders and the change of control of PTI resulting from the Merger pursuant to the Nasdaq rules;

(ii)

the amendment of PTI’s certificate of incorporation to effect a reverse stock split of all outstanding shares of PTI’s common stock at a reverse stock split ratio in a range mutually agreed to by PTI and Yumanity;

(iii)	on a non-binding advisory vote basis, compensation that will or may become payable by PTI to its named executive officers in connection with the Merger;

(iv)

the sale and disposition of PTI’s intellectual property and assets relating to PTI’s cystic fibrosis clinical program (the “CF Assets”) to the extent PTI reasonably determines (after discussion with outside counsel) that such vote is required under any applicable legal requirements; and

(v)	adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the preceding proposals (i), (ii) and (iv).

The Closing is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approvals by the parties’ stockholders, (ii) the accuracy of the representations and warranties, subject to certain materiality qualifications, (iii) compliance by the parties with their respective covenants, (iv) no law or order preventing the Merger and related transactions, and (v) the listing of the Shares on the Nasdaq Global Market and (vi) PTI having a minimum of $30 million in net cash at Closing.

PTI may be required to pay Yumanity a termination fee equal to $2,100,000, and reimburse certain third-party expenses incurred up to a maximum of $703,000 if the Merger Agreement is terminated under certain circumstances. Yumanity may be required to pay PTI a termination fee equal to $4,380,000 and reimburse certain third-party expenses up to a maximum of $1,460,000 if the Merger Agreement is terminated under certain circumstances.

Contingent Value Rights Agreement

At or immediately prior to the Effective Time, PTI and Shareholder Representative Services LLC (the “CVR Rep”), as representative of the PTI stockholders or deemed PTI stockholders prior to the Effective Time that are to receive CVRs, will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, for each share of PTI common stock held, PTI stockholders of record as of immediately prior to the Effective Time (after giving effect to the exercise or settlement of any PTI options or PTI restricted stock units for shares of PTI common stock that is to take place immediately prior to the Effective Time or otherwise having the right to receive PTI common stock as of immediately prior to the Effective Time) will receive one contingent value right (“CVR”) entitling such holders to receive certain net proceeds, if any, derived from the grant, sale or transfer of rights of the CF Assets completed prior to the Effective Time or during the 9-month period after the Effective Time (with any potential payment obligations continuing until the 10-year anniversary of the closing of the Merger Agreement). The portion of net proceeds to which CVR holders will be entitled will depend on when a sale of the CF Assets is completed, as described in the CVR Agreement. Under the CVR agreement, Yumanity (as successor in interest to PTI) has sole authority over whether and how to pursue the continued development of the CF Assets (if at all) and has agreed to reasonably cooperate with requests of the CVR Rep to carry out the intent and purpose of the CVR Agreement, and not to terminate or intentionally negatively impact the CF Assets during the nine-month period following the Effective Time. The CVRs are not transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange. The CVR agreement will be effective at or immediately prior to the Closing and will continue in effect until the payment of all amounts payable thereunder or, if no CF Asset Sale is completed, at the nine-month anniversary of the Effective Time.

PTI Support Agreements

In connection with the execution of the Merger Agreement, the executive officers and directors of PTI entered into support agreements with Yumanity and PTI relating to the Merger, covering approximately 4.5% of the outstanding capital stock of PTI as of date of the Merger Agreement (the “PTI Support Agreements”). PTI Support Agreements provide, among other things, that the stockholders who are parties to the PTI Support Agreements will vote all of the shares held by them in favor of the PTI Stockholder Proposals and against any competing acquisition proposals. The PTI Support Agreements also place certain restrictions on the transfer of the shares of PTI held by the respective signatories thereto.

Yumanity Support Agreements

In connection with the execution of the Merger Agreement, certain officers, directors and stockholders of Yumanity entered into support agreements with PTI and Yumanity covering approximately 74% of the outstanding equity of Yumanity as of date of the Merger Agreement (the “Yumanity Support Agreements,” and together with PTI Support Agreements, the “Support Agreements”). The Yumanity Support Agreements provide, among other things, that the directors and officers, and stockholders party to the Yumanity Support Agreements will vote all of the shares of Yumanity capital stock held by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any competing acquisition proposals. The Yumanity Support Agreements also place certain customary restrictions on the transfer of the securities of Yumanity and Holdings, as applicable, held by the respective signatories thereto, prior to Closing.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain officers and directors of PTI entered into lock-up agreements (the “PTI Lock-Up Agreements”), and certain officers and directors of Yumanity and equityholders of Holdings also entered into lock-up agreements (the “Yumanity Lock-Up Agreements,” and together with the PTI Lock-Up Agreements, the “Lock-Up Agreements”), pursuant to which the signatories to the Lock-Up Agreements accepted certain restrictions on transfers of any shares of PTI’s common stock for the 180-day period following the Effective Time.

The foregoing descriptions of the Merger Agreement, the CVR Agreement, the PTI Support Agreements, Yumanity Support Agreements, the PTI Lock-Up Agreements and Yumanity Lock-Up Agreements, are not complete and are qualified in their entirety by reference to those agreements or the forms thereof, as applicable, which are attached hereto as Exhibit 2.1, 2.2, 2.3, 2.4, 2.5 and 2.6, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement (and the foregoing description of the Merger Agreement and the transactions contemplated thereby) has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement and the transactions contemplated thereby. It is not intended to provide any other factual information about PTI or Yumanity. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 2.05 Costs Associated with Exit or Disposal Activities.

On August 22, 2020, due to the entry into of the Merger Agreement with Yumanity, the PTI Board committed to reducing its workforce by approximately 79% to a total of five full-time employees, who will remain with PTI until the Closing to assist with its day-to-day business operations, including the maintenance of the CF Assets, and those activities necessary to complete the proposed Merger. All employees affected by the workforce reduction will be eligible to receive, among other things, severance payments based on the applicable employee’s level and years of service with PTI and the continuation of group health insurance coverage for a specified time period post-termination. In addition, certain affected employees will also be eligible for an extension of the post-termination exercise period for their outstanding stock options. Each affected employee’s eligibility for the severance benefits is contingent upon such employee’s execution of a separation agreement, which includes a general release of claims against PTI.

As a result of the workforce reduction and the prior termination of employees earlier in the second quarter of 2020, PTI estimates that it will incur cumulative severance-related charges of approximately $2.8 million in the second and third quarter of 2020 and up to an additional $2.1 million in the fourth quarter of 2020, assuming the Closing occurs during the last quarter of 2020. PTI does not expect to record a non-cash charge related to the modification of outstanding stock options in connection with the workforce reduction. The severance-related charges, which are expected to represent cash expenditures that PTI expects to incur in connection with the workforce reduction, are subject to a number of assumptions, actual results may differ materially. PTI may also incur other charges or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the workforce reduction. If PTI subsequently determines that it will incur additional significant costs and realignment charges, it will amend this Current Report on Form 8-K to disclose such information.

Item 3.03 Material Modification to Rights of Security Holders.

The information set forth in Item 5.03 below is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As part of the workforce reduction described in Item 2.05, Sheila Wilson, PTI’s Chief Operating Officer, is separating from PTI effective August 27, 2020. Ms. Wilson will receive: (i) base salary continuation for twelve months (increased from nine months) following date of termination in the amount of approximately $376,000, (ii) a monthly cash payment in an amount equal to the monthly contribution that PTI would have made to provide health insurance to Ms. Wilson had she remained employed until the earlier of twelve months (increased from nine months) following the date of termination or the date she becomes eligible for health benefits through another employer or otherwise becomes ineligible for COBRA, and (iii) on the date that is 35 days after the date of termination, the portion of any outstanding equity grants subject to time-based vesting that would have vested in the nine months following the date of termination had Ms. Wilson remained employed will accelerate and vest. In addition to the increases from nine to twelve months reflected above, the Board also approved that Ms. Wilson will be eligible for an extension of the post-termination exercise period for her outstanding stock options up to 18 months following the closing of the Merger.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On August 20, 2020, the PTI Board amended and restated the PTI Therapeutics, Inc. Second Amended and Restated Bylaws (the “Bylaws”). The new ARTICLE VI, SECTION 8 of the Bylaws provides that unless PTI consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of PTI; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of PTI to PTI or to PTI’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), PTI’s Fifth Amended and Restated Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity holding, owning or acquiring any interest in security of PTI shall be deemed to have notice of and consented to the provisions of this new Bylaw provision.

The Bylaws, as so amended and restated on August 20, 2020, are filed as Exhibit 3.1 hereto and are incorporated herein by reference.

Item 8.01 Other Events.

On August 24, 2020, PTI and Yumanity issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

PTI and Yumanity also hosted a joint conference call on August 24, 2020 to discuss the proposed Merger. Copies of the slide presentation and conference call transcript from the joint conference call are attached hereto as Exhibits 99.2 and 99.3, respectively.

The information in this Item 8.01, including Exhibits 99.1, 99.2 and 99.3 attached hereto, is being furnished, shall not be deemed “filed” for any purpose, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

Forward Looking Statements

This Current Report on Form 8-K and the exhibits furnished herewith contain forward-looking statements based upon PTI’s and Yumanity’s current expectations. Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements about the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; the possibility that any grant, sale or transfer of the CF Assets will occur during the term of the CVR Agreement and that the conditions to payment under the CVRs will be met; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Merger; the future operations of the combined company, including with respect to the continued development of the CF Assets; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Yumanity having sufficient resources to advance its pipeline; the expected charges and related cash expenditures that PTI expects to incur and not to incur in connection with the workforce reduction reported herein; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of PTI and Yumanity to consummate the proposed Merger; (iii) risks related to PTI’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, PTI stockholders and Yumanity stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of PTI’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with the clinical development and regulatory approval of product candidates such as YTX-7739, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs, including the CF Assets and Yumanity’s programs focused on Lewy body dementia, amyotrophic lateral sclerosis, and Alzheimer’s disease; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) the risk that the conditions to payment under the CVRs will be not be met and that the CVRs may otherwise never deliver any value to PTI’s stockholders; (xiv) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; and (xv) risks related to the impact of the workforce reduction reported herein on PTI’s business and unanticipated charges not currently contemplated that may occur as a result of the workforce reduction, including that the workforce reduction charges, costs and expenditures may be greater than currently anticipated. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in PTI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC, and in other filings that PTI makes and will make with the SEC in connection with the proposed Merger, including the proxy statement/prospectus/information statement described below under “Additional Information about the Proposed Merger and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. PTI expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Additional Information about the Proposed Merger and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between PTI, Holdings and Yumanity. In connection with the proposed Merger, PTI will file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. PTI will mail the proxy statement/prospectus to the PTI stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. Investors and security holders of PTI and Yumanity are urged to read these materials when they become available because they will contain important information about PTI, Holdings, Yumanity and the Merger. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that PTI may file with the SEC or send to stockholders in connection with the proposed transaction. Investors and security holders may obtain free copies of the documents filed with the SEC on PTI’s website at http://www.proteostasis.com, by contacting PTI’s Investor Relations at (617) 225-0096 or the SEC’s website at www.sec.gov. Investors and security holders are urged to read the proxy statement, prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

PTI and its directors and executive officers, Holdings and its directors and executive officers, and Yumanity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PTI in connection with the proposed transaction. Information about the executive officers and directors of PTI is set forth in PTI’s Definitive Proxy Statement on Schedule 14A relating to the 2020 Annual Meeting of Stockholders, filed with the SEC on April 29, 2020. Other information regarding the interests of such individuals, as well as information regarding Holdings’ directors and executive officers and Yumanity’s directors and executive officers, will be set forth in the proxy statement/prospectus, which will be included in PTI’s registration on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger and Reorganization, dated August 22, 2020, by and among PTI, Yumanity, Holdings and Merger Sub.

2.2*	Form of CVR Agreement by and between PTI and the CVR Rep.

2.3	Form of PTI Support Agreement, dated August 22, 2020, by and between Yumanity, PTI and each of the parties named in each agreement therein.

2.4	Form of Yumanity Support Agreement, dated August 22, 2020, by and between PTI, Yumanity and each of the parties named in each agreement therein.

2.5	Form of PTI Lock-Up Agreement, dated August 22, 2020, by each of the parties named in each agreement therein.

2.6	Form of Yumanity Lock-Up Agreement, dated August 22, 2020, by each of the parties named in each agreement therein.

3.1	Third Amended and Restated Bylaws of PTI, as amended on August 20, 2020.

Exhibit No.	Description
99.1	Joint Press Release of PTI and Yumanity, dated August 24, 2020.

99.2	Presentation Slides dated August 24, 2020.

99.3	Conference Call Transcript dated August 24, 2020.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 24, 2020	Proteostasis Therapeutics, Inc.

	By:	/s/ Janet Smart
	Name:	Janet Smart
	Title:	Senior Vice President, Legal Affairs